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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



  For the Fiscal Year                                            Commission
Ended December 31, 2002                                       File Number 1-9967
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                          AMCAST INDUSTRIAL CORPORATION
                          401 (k) SALARY DEFERRAL PLAN
                     FOR BARGAINING UNIT EMPLOYEES - PLAN 2
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                                 (Name of Plan)




                          AMCAST INDUSTRIAL CORPORATION
                          7887 Washington Village Drive
                               Dayton, Ohio 45459
                                 (937) 291-7000
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     (Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)




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                              REQUIRED INFORMATION

     The  Amcast  Industrial   Corporation   401(k)  Salary  Deferral  Plan  for
Bargaining Unit Employees - Plan 2 (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

     (a) Statement of Net Assets Available for Benefits - December 31, 2002 and 2001

     (b) Statement of Changes in Net Assets Available for Benefits - for the years ended December 31, 2002 and 2001

     (c)  Notes to Financial Statements; and

     (d)  Report of Independent Auditors.

     The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Amcast Industrial Corporation which administers the Amcast Industrial Corporation 401(k) Salary Deferral Plan for Bargaining Unit Employees - Plan 2 has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           AMCAST INDUSTRIAL CORPORATION
                                           401(k) SALARY DEFERRAL PLAN
                                           FOR BARGAINING UNIT
                                           EMPLOYEES - PLAN 2

                                           By:    /s/ Michael R. Higgins
                                                  ----------------------------
                                                  Michael R. Higgins
                                                  Authorized Committee Member
                                                  Dated  June 26, 2003

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                                    EXHIBITS


         The following Exhibits are being filed with this Annual Report on Form 11-K:


  (23) CONSENT OF EXPERTS AND COUNSEL:

          23.1 Consent of Battelle & Battelle LLP

  (99) ADDITIONAL EXHIBITS

          99.1 Annual Financial Statements of Amcast Industrial Corporation 401(k) Salary Deferral Plan for Bargaining Unit Employees - Plan 2 at December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001



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